Filed by CF Industries Holdings, Inc.

(Commission File No. 333-157462)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company:

Terra Industries Inc.

Beginning on September 15, 2009, CF Industries Holdings, Inc. used the following presentation in connection with investor meetings:

Corporate Development Supply Chain Sales Finance Legal Operations Human Resources Dv Sc Sa Fi Le Op Hr CF Industries NYSE: CF KeyBanc Capital Markets Basic Materials Conference September 15, 2009

For CF Industries Today . . . Tony Nocchiero Senior Vice President & CFO

Certain statements contained in this release may constitute "forward-looking statements" within the meaning of federal securities laws. All statements in this presentation, other than those relating to historical information or current condition, are forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. These risks and uncertainties include: the relatively expensive and volatile cost of North American natural gas; the cyclical nature of our business and the agricultural sector; changes in global fertilizer supply and demand and its impact on the selling price of our products; the nature of our products as global commodities; intense global competition in the consolidating markets in which we operate; conditions in the U.S. agricultural industry; weather conditions; our inability to accurately predict seasonal demand for our products; the concentration of our sales with certain large customers; the impact of changing market conditions on our forward pricing program; the reliance of our operations on a limited number of key facilities; the significant risks and hazards against which we may not be fully insured; reliance on third party transportation providers; unanticipated adverse consequences related to the expansion of our business; our inability to expand our business, including the significant resources that could be required; potential liabilities and expenditures related to environmental and health and safety laws and regulations; our inability to obtain or maintain required permits and governmental approvals or to meet financial assurance requirements; acts of terrorism; difficulties in securing the supply and delivery of raw materials we use and increases in their costs; losses on our investments in securities; loss of key members of management and professional staff; the international credit crisis and global recession; the credit and economic crisis which could expose us to credit losses from counterparties; and the other risks and uncertainties included from time to time in our filings with the Securities and Exchange Commission. Except as required by law, we undertake no obligation to update or revise any forward-looking statements. Safe Harbor Statement

Additional Information In connection with the solicitation of proxies for the 2009 annual meeting of stockholders of Terra Industries Inc. (“Terra”), CF Industries Holdings, Inc. (“CF Industries”) and its wholly-owned subsidiary CF Composite, Inc. (“CF Composite”) filed a revised preliminary proxy statement with the Securities and Exchange Commission (the “SEC”) on April 7, 2009 and intend to file a definitive proxy statement. When completed, the definitive proxy statement of CF Industries and CF Composite and accompanying proxy card will be mailed to stockholders of Terra. INVESTORS AND SECURITY HOLDERS OF TERRA ARE URGED TO READ THE PROXY STATEMENT AND OTHER RELEVANT MATERIALS CAREFULLY IN THEIR ENTIRETY AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor is it a substitute for the prospectus/proxy statement CF Industries would file with the SEC regarding the proposed transaction with Terra if such a negotiated transaction is reached or for any other document which CF Industries may file with the SEC and send to CF Industries or Terra stockholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF CF INDUSTRIES AND TERRA ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of any documents filed by CF Industries with the SEC through the web site maintained by the SEC at www.sec.gov. Free copies of any such documents can also be obtained by calling Innisfree Incorporated toll-free at (877) 456-3507. CF Industries, CF Composite, their respective directors and executive officers and the individuals nominated by CF Composite for election to Terra’s board of directors are participants in the solicitation of proxies from Terra stockholders for Terra’s 2009 annual meeting of stockholders. Information regarding such participants and a description of their direct and indirect interests in such solicitation, by securities holdings or otherwise, is contained in the revised preliminary proxy statement filed by CF Industries with the SEC on April 7, 2009. CF Industries and its directors and executive officers will be participants in any solicitation of proxies from Terra stockholders or CF Industries stockholders in respect of the proposed transaction with Terra. Information regarding CF Industries’ directors and executive officers is available in the supplement to its proxy statement for its 2009 annual meeting of stockholders, which was filed with the SEC on April 7, 2009, and a description of their direct and indirect interests in such solicitation, by security holdings or otherwise, will be contained in the proxy statement/prospectus filed in connection with the proposed transaction with Terra.

Today’s Presentation Overview of CF Industries Our strong Q2 ‘09 results Update on industry fundamentals Update on Perú project Q&A

Overview of CF Industries A leading North American manufacturer of nitrogen and phosphate fertilizer The two largest nitrogen fertilizer complexes in North America A large, integrated phosphate operation in central Florida, with excellent reserve position A strong distribution system with industry leading flexibility Global fertilizer trading capability through KEYTRADE relationship

Nitrogen – World Class and Flexible 6.4 million tons of capacity: ammonia, urea, and UAN Significant production/product mix flexibility, especially at Donaldsonville Donaldsonville Medicine Hat

A Leading Integrated Phosphate Producer Phosphate rock mine and beneficiation plant are industry’s newest Annual capacity: 2.1 million tons of DAP/MAP 100% self-sufficient in phosphate rock 23 years of proven reserves – 14 fully permitted (12/31/08) – and active progress on permitting for remainder Highly efficient, with short pumping distances from mining to beneficiation CF Industries, Plant City, Florida World scale production at single integrated site Global Phosphoric Acid Capacity MOS 9% PCS 5% CF 2% Other Public 6% Private/ Government Entities 78% 000 Tons per Year P2O5 Phosphate Chemical Plant Capacity 0 500 1,000 1,500 2,000

Industry Leading Flexibility in Distribution Nitrogen Manufacturing Complex Ammonia Terminal Ammonia Terminal & UAN Terminal UAN Terminal Urea & Phosphate Warehouse One of the industry’s largest networks In-market storage capacity for approximately 1.2 million tons of nitrogen and 200,000 tons of phosphate 19 ammonia terminals 5 dry product warehouses Excellent access to transportation and customers by barge, rail and pipeline Fertilizer Intensity Donaldsonville Medicine Hat Ammonia Pipeline Complete logistics and distribution network for Midwest delivery Medicine Hat Low High

Access to Import/Export Markets KEYTRADE relationship provides advantaged access to customers around the world Deep water docks in Florida and Louisiana allow imports and exports Improves margin realization and increases robustness to price fluctuations CF Industries U.S. exported 63% of phosphate fertilizer sales in 2Q09 CF Industries exported nitrogen fertilizer in 2Q09

CF Industries’ Strong Second Quarter Performance Net Earnings totaled $213.0 million, or $4.33 per diluted share, compared to record $288.6 million, or $5.01 per share, in Q2 ‘08 In a challenging quarter, net sales were down only 15 percent EBITDA totaled $383.7 million versus record $467.8 million in Q2 ‘08 Net cash increased by $445.6 million during quarter to $846.1 million Exceeded expectations through forward pricing and export strength

Highlights of a Strong Performance Nimbleness: we reacted quickly to soft domestic markets and capitalized on KEYTRADE export capabilities in phosphate and nitrogen Competitiveness: nitrogen exports underscore new global paradigm in natural gas costs and competitiveness of North American nitrogen assets Margin Management Focus: we used Forward Pricing Program in 2008 to lock in strong nitrogen margins realized in Q1 and Q2 of 2009 but cut back forward sales in 1H 2009 to take advantage of potential 2H price recovery Customer Mix: we benefited from strong agricultural demand

Second Half Outlook Forward Pricing Program backlog has run its course, but we believe other positives – low input costs, potential fall “catch-up,” healthy farm income, and optimistic spring planting expectations – could produce good fall 2009 and spring 2010 application rates Inventory overhang and de-stocking have run their course, except for ammonia Prices appear to be set to strengthen into the spring Wild Card: potential for increased Chinese phosphate exports Wild Card: potential record-breaking crop

World Fertilizer Prices Product August Price Change Commentary Outlook Phosphates + “DAP prices have risen thanks to tight supply and continued demand, particularly from Asia. Producers are comfortable for the next 30-45 days and with inventories low, prices are unlikely to decline.” FERTECON Stable Ammonia + “Ammonia prices firm through August but recent cut in Ukrainian gas prices may now put a cap on any further big increases in price. However, market is firmer in the east where demand is good.” FERTECON Relatively Stable Urea – “Urea prices have fallen as producers struggled to find buyers for August and September.” FERTECON U.S. inventories are low, creating potential for tight U.S. supply conditions for fall season World Still Bearish: U.S. Bullish Source: FERTECON /CF

Long-Term Outlook for Global Agriculture Coarse grain situation remains tight, as food is resilient to economic downturns Consumption is expected to outpace production in 2009 despite a record crop in the U.S. Rising consumption and balanced stocks

Long-Term Outlook for U.S. Agriculture Robust, due to ongoing need for food, feed and fuel production U.S. commodity prices: down from recent peaks but significantly higher than historical averages Rising corn demand with prices above historical average

USDA Forecast of Corn Demand (Billion Bushels) 2009/10 Forecast as of Month USDA forecasting all-time record demand

Corn Supply/Demand Outlook 2008/09 USDA Supply Planted 86.0 87.0 Harvested 78.6 80.0 Yield 153.9 161.9 Production 12,101 12,954 Beg. Inv. 1,624 1,695 Imports 15 10 Supply 13,740 14,660 Demand Feed & Res. 5,250 5,350 FS&I 4,945 5,475 Ethanol 3,675 4,200 Domestic 10,195 10,825 Exports 1,850 2,200 Demand 12,045 13,025 Ending Inv. 1,695 1,635 2009/10 ACTUAL Stock levels declining despite increased yield forecast Million Bushels Stocks/Use U.S. Corn Stocks to Use Ratio Ratio (right hand scale) Stocks (left hand scale)

2010 Crop Economics Model Forecasted prices and yields narrowly favor corn over soybeans Source: USDA, Doane, CF U.S. Average Variable Return per Acre – Corn per acre Corn Soybeans Revenue Yield (bu/acre @ USDA est. & trend) 161.1 43.4 Price/bu $3.32 $9.04 Total Revenue $535 $392 Cost Fertilizers $85 $16 Crop Protection - Herbicides 25 17 Seed Costs 80 49 Other (Interest, Insurance, etc.) 68 42 Total Variable Costs $258 $123 Total Land Costs (Cash Rent) 113 117 Fixed Costs 132 139 Total Cost $502 $379 Returns Over: Variable Cost $277 $269 Total Cost 33 13

U.S. Farm-Level NPK Fertilizer Demand (MM Nutrient Tons) N P K Total 2007 13.2 4.6 5.1 22.9 2008 12.8 4.3 4.8 21.9 2009 12.1 3.7 3.3 19.0 2010 Fcst. 12.6 4.2 3.7 20.6 2010/2009 Change 4.3% 16.0% 14.8% 8.3% Farm demand expected to revert to more normal levels Source: AAPFCO, CF

Wholesale Fertilizer Shipments to U.S. Market (MM Tons) NH3 (Product) Dry Urea (Product) UAN (Product) DAP/MAP (P2O5) 2007 4.2 9.0 13.5 3.3 2008 3.8 9.4 14.2 3.3 2009 4.0 8.2 11.3 2.4 2010 Fcst. 4.3 8.8 13.5 3.4 2010/2009 Change 8.2% 7.1% 18.9% 40.9% Shipments up more than farm demand as dealer stocks are replenished Source: TFI, USDOC, CF

Nitrogen Complex in Perú Project Description Urea complex on the coast of Perú at San Juan de Marcona World scale, state of the art facilities producing 1.3 million metric tons of granular urea per year and 160,000 metric tons of ammonia for sale Urea market is Perú and west coast of South & Central America Project Advantages An underserved market for fertilizer and other nitrogen-based products No nitrogen capacity currently on the west coast of the Americas Allows CF Industries to grow, leveraging core competencies and advantaged feedstock A supportive and engaged government in Perú Upcoming Milestones Finalization of gas supply and transport arrangements Engineering studies (FEED and EIA) Project financing Major organic growth opportunity in an underserved, growing market

CF Industries: A Compelling Investment Strong track record of execution and flexibility Positioned to capitalize on strong agricultural fundamentals Robust strategy in place to grow shareholder value

For more information, please visit www.cfindustries.com